Primerica, Inc.

3120 Breckinridge Blvd.

Duluth, Georgia 30099

(770) 381-1000

April 8, 2011

VIA EDGAR AND BY FACSIMILE (202) 772-9198

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Primerica, Inc. Registration Statement on Form S-3 (File No. 333-173271)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), on behalf of Primerica, Inc. (the “Company”), I respectfully request that the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-173271), as amended by Amendment No. 1 thereto filed on April 8, 2011 (as amended, the “Registration Statement”), be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective under the Securities Act at 5:00 p.m., New York time, on April 8, 2011, or as soon thereafter as practicable.

I hereby acknowledge the following:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jeffrey Riedler

Securities and Exchange Commission

April 8, 2011

Please notify me of such effectiveness by a telephone call to (770) 564-6347 and please also confirm such effectiveness in writing delivered by mail to the address above or by facsimile to (770) 564-6216.

Very truly yours, Primerica, Inc.

By:	/s/ Peter W. Schneider
Name: Title:	Peter W. Schneider Executive Vice President, General Counsel Corporate Secretary and Chief Administrative Officer